EXHIBIT  7

Clarification of the media report on June 30

Date of events: 2012/06/30

Contents:

1.Name of the reporting media: Commercial Times

2.Date of the report:2012/06/30

3.Content of the report: “Chunghwa Telecom emphasized that the impairment on real estate was within expectation but was still confident that the Company will meet its guidance for year 2012.”

4.Summary of the information provided by investors: None

5.Company’s explanation of the reportage or provided information: The impairment of real estate was unexpected. However, the Company will continue to review the guidance for year 2012 on a regular basis. The Company has no comment on the content of the report other than the information provided by itself.

6.Countermeasures:None

7.Any other matters that need to be specified: None